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                         MIMLIC MONEY MARKET FUND, INC.
                              CALCULATION OF YIELD



The Fund may issue current yield quotations. Simple yields are computed by determining the net change in the value of a hypotehtical account having a balance of one share at the beginning of a recent seven calendar day period, and multiplying that change by 365/7. Simple yield at October 31, 1989 is calculated as follows:

                       (1.001505 - 1.000000 * 365 = 7.85%
                                             ----
                                              7

Compound yields are computed by determining the net change in the value of a hypothetical account having a balance of one share at the beginning of a recent seven day period, dividing that change by seven, adding one to the quotient, raising the sum to the 365th power, and subtracting one from the result. Compound yield at October 31, 1989 is calculated as follows:

              [[(1.001505 - 1.000000)/7] + 1.0000000](365) = 8.16%

For the purposes of the foregoing calculations, the value of the hypotehtical account includes accrued interest income plus or minus amortized purchase discount or premium less accrued expenses, but does nto include realized gains and losses or unrealized appreciation and depreciation.